FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 26, 2007 announcing that Registrant has been chosen by one of Russia’s largest telecom operators, Sibirtelecom, to provide a SkyEdge broadband satellite network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated June 26, 2007

Gilat chosen to provide SkyEdge broadband satellite network to one of Russia’s largest telecom operators, Sibirtelecom

– SkyEdge VSAT network brings telephony and Internet services to communities throughout Siberia as part of Universal Service Obligation –

Petah Tikva, Israel, June 26, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been chosen by one of Russia’s largest telecom operators, Sibirtelecom, to provide a SkyEdge broadband satellite network. The SkyEdge network, comprising more than 1,200 VSATs, will be used to bring telephony and broadband Internet services to remote communities throughout Siberia.

The network will be developed by Russia’s leading satellite service provider, Joint-Stock Company Global Teleport. Gilat has been working closely with Global Teleport to develop a number of major communications networks within Russia. Global Teleport recently added a SkyEdge Hub to its facilities in Novosibirsk to serve the Siberian region.

By deploying Gilat’s SkyEdge solutions, Sibirtelecom will fulfill its Universal Service Obligation (USO) to meet the modern telecommunications requirements of Russia’s rural communities.

Gilat’s SkyEdge solution will enable Sibirtelecom to expand services to remote areas quickly, seamlessly and affordably. Over 1,000 SkyEdge VSATs will be deployed in schools, businesses and public call offices in Siberia. The network will also include 125 SkyEdge VSAT Gateways that provide high-speed mesh trunking and IP connectivity.

One of the important requirements for Sibirtelecom was the support of both mesh and star topologies on the same network by Gilat’s SkyEdge hub. Mesh voice calls have better voice quality, require lower space segment costs and enable a simpler network architecture that complies with the regulatory requirements in Russia. Star topology is preferred for Internet traffic only. The complete SkyEdge solution will enable Sibirtelecom to provide services of toll-quality telephony and broadband Internet connectivity to the region’s most remote locations.

In addition, at Sibirtelecom’s request, Gilat developed an integrated solution to monitor and prevent un-authorized use of telephony traffic from Sibirtelecom’s public payphones.

Erez Antebi, CEO of Gilat Network Systems, said, “This agreement is the latest example of Gilat’s ability to bring dependable telephony and broadband Internet services to citizens in the Russian Federation in a cost-efficient manner, regardless of geographic location. We will apply our innovation and experience to help Sibirtelecom meet the demanding USO requirements specified by the Russian Telecommunication Ministry and Svyazinvest, Russia’s largest telecommunications holding company wholly owned by the Russian government – thus improving the quality of life for citizens in Russia’s rural areas.”

As part of its commitment to the Russian market, Gilat recently launched a new Russian language web site, available at www.gilatnetworks.com.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s deep knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Sibirtelecom

Open Joint-Stock Company Sibirtelecom is one of the largest of seven regional traditional fixed-line telecom operators in Russia in terms of installed capacity (with 3.4 million access lines in use) and revenues. Its area of operation covers approximately 29 percent of Russia’s territory and 14% of its population. The Company offers a full range of telecom services to the residential customers, corporate client and government agencies.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contact:
Ayelet Shaked - Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com

Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com

Gilat Media Relations:
Kim Kelly
Phone: +972-3-925-2406
Email: kimk@gilat.com